Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the three months ended
	March 31, 2010	March 31, 2009
Income before Taxes & Cumulative Effect of Change In Accounting Principle	$31,232	$(716)
Plus: Fixed Charges
Interest expense
Deposits	8,653	28,037
Other	10,168	16,245

Total	18,821	44,282

Rent Expense	1,242	1,305

Total Fixed Charges	20,063	45,587

Earnings	$51,295	$44,871

Ratio of Earnings to fixed charges
Including interest on deposits	2.56 x	0.98 x
Excluding interest on deposits	3.74 x	0.96 x